SUPPLEMENT NO. 3	FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED JANUARY 8, 2021	REGISTRATION NO. 333-250027

$125,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

2021 Class A Promissory Notes

This Prospectus supplement for the 2021 Class A Notes supplements the Prospectus, dated January 8, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-250027). The purpose of this supplement is to disclose an update to the interest rate spreads used to determine the interest rates paid on our Fixed Series Notes and Variable Series Notes. This update replaces the interest rate spread update disclosed in Supplement No. 2 filed with the SEC on February 28, 2022.

This Supplement should be read in conjunction with the prospectus dated January 8, 2021, as well as Supplement No. 2 filed with the SEC on February 28, 2022. The prospectus is not complete without this Supplement and this Supplement should not be used other than with the prospectus. All capitalized terms used in this Supplement shall have the same meaning as defined in the Prospectus.

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” beginning on page 20 OF THE pROSPECTUS FOR MORE INFORMATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 1st, 2022

Supplement No 3 to the Prospectus Dated January 8, 2021 Page 1 of 2

Updated Spreads Used in Determining Interest Rates on our Fixed Series and Variable Series Notes

When determining the interest rate paid on our Fixed Series Notes, we use the Constant Maturity Treasury rates published by the U.S. Department of the Treasury for the applicable maturity date plus a Fixed Spread. For our Variable Series Notes, we use a Variable Index interest rate reported by the Wall Street Journal for LIBOR (or the then applicable replacement metric) plus a Variable Spread to determine the interest rate payable on the Note. The applicable Fixed or Variable Spread is different for each series and category of Note.

As described in the Prospectus, we reserve the right to adjust the Fixed Spread or Effective Variable Grid prospectively.

On page 15 of the Prospectus titled “The Offering” through “The Indexes” on page 17 of the Prospectus, please insert the following updated information:

The Offering	This offering (the “Offering”) is for a total of $125,000,000 of our 2021 Class A Notes.

The Notes may be purchased in one or more of the following Series:

–	Fixed Series, which pay interest at a fixed rate depending on the Category and maturity of Fixed Series Note purchased.

–	Variable Series, which pay at a variable rate of interest adjusted monthly depending on the Category purchased.

The Fixed Series Notes

We offer the Fixed Series Notes in the following six Categories with each requiring the specified minimum purchase. The Fixed Series Notes are offered with a term (or maturity) of 12, 18, 24, 30, 36, 42, 48, 54, or 60 months.

The Fixed Notes pay a fixed rate of interest equal to the sum of the CMT Index plus the amount of the Fixed Spread for its respective Category as set forth below. The spreads displayed below are effective as of the date of this supplement. We reserve the right to change the spreads either up or down, by a maximum of 200 basis points (or 2.0%, one basis point equals 0.01%). We will disclose any change in spreads in additional supplements to the Prospectus.

		Fixed Series Note Spreads, effective as of April 1st, 2022
Fixed Series Note Category	Required Minimum Purchase	12 Month	18 Month	24 Month	30 Month	36 Month	42 Month	48 Month	54 Month	60 Month
Fixed 1	$1,000	0.35%	0.60%	0.35%	0.55%	0.55%	0.85%	1.15%	1.35%	1.60%
Fixed 5	$5,000	0.45%	0.70%	0.40%	0.60%	0.65%	0.95%	1.25%	1.45%	1.70%
Fixed 10	$10,000	0.55%	0.80%	0.45%	0.65%	0.75%	1.05%	1.35%	1.55%	1.80%
Fixed 25	$25,000	0.65%	0.90%	0.55%	0.75%	0.85%	1.15%	1.45%	1.65%	1.90%
Fixed 50	$50,000	0.75%	1.00%	0.65%	0.85%	0.95%	1.25%	1.55%	1.75%	2.00%
Fixed 100	$100,000	0.95%	1.20%	0.85%	1.05%	1.15%	1.40%	1.70%	1.90%	2.15%

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The Variable Series Notes

We offer the Variable Series Notes in five Categories, each requiring a specified minimum purchase. All Variable Series Notes have a maturity of 60 months. However, upon your request, we will prepay your Note without penalty, in whole or in part, provided your Note has had an unpaid principal balance of at least $10,000 during the preceding 90 days.

The Variable Spread Grid displayed below is effective as of the date of this supplement. The Variable Series Notes pay interest that is adjusted monthly in an amount equal to the sum of the Variable Index in effect on the adjustment date, plus the amount of the Variable Spread for the respective Category shown on the Variable Spread Grid set forth in the table below.  We refer to this as the “Variable Spread Grid”. The Variable Spread Grid on a Note that has been purchased cannot change; however, we reserve the right to change the spreads either up or down, by a maximum of 100 basis points (or 1.0%, one basis point equals 0.01%) for future investments. We will disclose any change in spreads in additional supplements to the Prospectus.

Variable Spread Grid*
Variable Series Note Category	Required Minimum Purchase	Variable Spread
Category Variable 10	$10,000	0.55%
Category Variable 25	$25,000	0.65%
Category Variable 50	$50,000	0.85%
Category Variable 100	$100,000	1.05%
Category Variable 250	$250,000	1.35%
*The Variable Spread Grid shown above is effective as of the date of this supplement and may be updated subsequently in additional supplements to the Prospectus.

On pages 44-46 of the Prospectus, replace the existing language under “The Fixed Series Notes” and “The Variable Series Notes” with the following:

The Fixed Series Notes

Category and Required Minimum Purchase. The Fixed Series Notes are offered in six Categories, each requiring a stated minimum purchase.

Interest Rate. The Fixed Series Notes pay an interest rate equal to the sum of the Fixed Spread for the respective Fixed Series Note Category shown in the table below plus the CMT Index then in effect.

Maturities. All Fixed Series Notes are offered with maturities of 12, 18, 24, 30, 36, 42, 48, 54, and 60 months.

The Categories, the corresponding required minimum purchase amounts, and the respective Fixed Spreads are set forth below.

		Fixed Series Note Spreads, effective as of April 1st, 2022
Fixed Series Note Category	Required Minimum Purchase	12 Month	18 Month	24 Month	30 Month	36 Month	42 Month	48 Month	54 Month	60 Month
Fixed 1	$1,000	0.35%	0.60%	0.35%	0.55%	0.55%	0.85%	1.15%	1.35%	1.60%
Fixed 5	$5,000	0.45%	0.70%	0.40%	0.60%	0.65%	0.95%	1.25%	1.45%	1.70%
Fixed 10	$10,000	0.55%	0.80%	0.45%	0.65%	0.75%	1.05%	1.35%	1.55%	1.80%
Fixed 25	$25,000	0.65%	0.90%	0.55%	0.75%	0.85%	1.15%	1.45%	1.65%	1.90%
Fixed 50	$50,000	0.75%	1.00%	0.65%	0.85%	0.95%	1.25%	1.55%	1.75%	2.00%
Fixed 100	$100,000	0.95%	1.20%	0.85%	1.05%	1.15%	1.40%	1.70%	1.90%	2.15%

Supplement No 3 to the Prospectus Dated January 8, 2021 Page 3 of 2

The spreads displayed above are effective as of the date of this supplement. We reserve the right to change the spreads either up or down, by a maximum of 200 basis points (or 2.0%, one basis point equals 0.01%). We will disclose any change in spreads in additional supplements to the Prospectus. Because the economic environment is constantly changing, occasionally we need to be able to adjust our spreads to remain competitive in the marketplace. As an example, recently the one year CMT rate went from 1.45% on January 31, 2020 to 0.17% on March 31, 2020 due to the Federal Reserve Board and the market’s response to the COVID-19 pandemic.

The Form of the Fixed Series Notes is included as Exhibit B to this Prospectus.

The Variable Series Notes

Category and Minimum Required Purchase. The Variable Notes are offered in five Categories, each requiring a stated minimum purchase.

Interest Rate. The Variable Series Notes pay interest that is adjusted monthly in an amount equal to the sum of the Variable Index in effect on the adjustment date, plus the amount of the Variable Spread for the respective Category shown on the Variable Spread Grid set forth in the table below. We refer to this as the “Effective Variable Spread Grid”. The interest rate on the Variable Series Notes will be adjusted monthly on a specified day each month, commencing the month following the date the Variable Series Note is issued.

Maturities. Variable Series Notes have a maturity of 60 months.

Prepayment. We will prepay your Variable Series Note in whole or in part upon delivery to us of your written request, provided your Note had an unpaid principal balance of at least $10,000 during the immediately preceding 90 days.

The Categories, the corresponding required minimum purchase amounts, and respective Variable Series Spreads are set forth in the following Variable Spread Grid.

Variable Spread Grid*
Variable Series Note Category	Required Minimum Purchase	Variable Spread
Category Variable 10	$10,000	0.55%
Category Variable 25	$25,000	0.65%
Category Variable 50	$50,000	0.85%
Category Variable 100	$100,000	1.05%
Category Variable 250	$250,000	1.35%
*The Variable Spread Grid shown above is effective as of the date of this supplement and may be updated subsequently in additional supplements to the Prospectus.

The Variable Spread Grid displayed above is effective as of the date of the Prospectus. The Variable Series Notes pay interest that is adjusted monthly in an amount equal to the sum of the Variable Index in effect on the adjustment date, plus the amount of the Variable Spread for the respective Category on the Effective Variable Spread Grid. We refer to this as the “Effective Variable Spread Grid”. The Effective Variable Spread Grid on a Note that has been purchased cannot change; however, we reserve the right to change the spreads either up or

Supplement No 3 to the Prospectus Dated January 8, 2021 Page 4 of 2

down, by a maximum of 100 basis points (or 1.0%, one basis point equals 0.01%) for future investments. We will disclose any change in spreads in additional supplements to the Prospectus. Because the economic environment is constantly changing, occasionally we need to be able to adjust our spreads to remain competitive in the marketplace. As an example, recently the three-month LIBOR rate went from 1.75% on January 31, 2020 to 0.56% on April 30, 2020 due to the economic distress caused by the COVID-19 pandemic.

The Form of the Variable Series Notes is included as Exhibit C to this Prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Company has elected to incorporate by reference into this Prospectus the information we file with the SEC. This permits us to disclose important information to you by referring you to the documents that contain subsequently filed information with the SEC. When we file information with the SEC, the information that we file subsequently will automatically update this Prospectus. If there is a conflict or inconsistency between the information set forth in the Prospectus and/or information incorporated by reference into the Prospectus, we encourage you to rely on the information contained in the document that was filed later.

Accordingly, we incorporate by reference the documents listed below and any filings we make with the SEC:

(i)	Our Annual Report on Form 10-K for the fiscal years ended December 31, 2020, and December 31, 2021, filed with the SEC on March 25, 2021, and March 23, 2022, respectively;

(ii)

Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021, and September 30, 2021, filed with the SEC on May 14, 2021, August 12, 2021, and November 12, 2021, respectively; and

(iii)	Our Current Reports on Form 8-K, filed with the SEC on February 3, 2022, January 10, 2022, October 28, 2021, September 28, 2021, August 6, 2021, and March 10, 2021, respectively.

Our periodic and current reports contain important information about the Company. We believe these reports provide additional information to our investors. We will provide to each investor, including any beneficial owner, to whom a Prospectus is delivered, at no cost, a copy of any or all of the documents that are incorporated by reference to this Prospectus but not delivered with this Prospectus, upon written or telephonic request to us at our principal executive offices at the following telephone number and address: 915 West Imperial Highway, Suite 120, Brea, California 92821, telephone: (714) 671-5720.

Supplement No 3 to the Prospectus Dated January 8, 2021 Page 5 of 2